

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 29, 2010

Mr. Paul Reynolds
Chief Executive Officer
Telecom Corporation of New Zealand Limited
8 Hereford Street
Auckland, New Zealand

> **RE: Telecom Corporation of New Zealand Limited
> Form 20-F for the Fiscal Year Ended June 30, 2009
> Filed August 21, 2009
> File No. 1-10798**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Note 1 Statement of Accounting Policies

Revenue Recognition, page 70

1. We note that you recognize revenue from long-term contractual arrangements by reference to stage of completion as determined by measures such as contract milestone customer acceptance. Provide us with more details of these contracts and your accounting for them. Explain why your accounting is appropriate under IAS 18.

2. We note that for long-term IT services contracts, revenue is recognized on a straight-line basis over the term of the contract where there is a fixed service arrangement. Provide us with more details of these contracts. Explain why your accounting is appropriate under IAS 18. In this regard, it is unclear from your disclosure how paragraph 25 of IAS 18 applies to your arrangements.

Government grants, page 70

3. Please revise to provide the disclosures required by paragraph 39 b. of IAS 20.

Cash Flow Statement, page 72

4. Please provide us with the following information for investments you hold with a maturity in excess of three months from the date of acquisition that are classified as cash equivalents:

   - describe the nature of the investment;
   - indicate the time to maturity at the date of acquisition;
   - indicate its balance as of each balance sheet date; and
   - provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

   If there is a large volume of investments, this information can be prepared to present a total amount – vs. individual investments - by month from the date of maturity at the time of acquisition – e.g., 4 months, 5 months etc.

Note 2 Segmental analysis, page 74

5. Please disclose total assets for each reportable segment to comply with paragraph 23 of IFRS 8. Such amounts should be reported irrespective of whether it is presented to the Chief Executive Officer. Refer to paragraphs BC34 and BC35 or IFRS 8.

Note 13 Long-term investments
Shares in Hutchison, page 83

6. Please tell us in more detail why your impairment test is not based on the quoted price of Hutchison's shares on the Australian Securities Exchange. We note your disclosure that the "quoted market price does not result from an active market." Refer to your basis in the accounting literature that supports your determination.

7. We note that you determined the fair value of your investment in Hutchison using a discounted cash flow analysis to further support that your investment in Hutchison was not impaired. Provide us with more details of your discounted cash flow analysis including how you factored in "the level of uncertainty surrounding Hutchison's future cash flows" and "the variability in the range of reasonable fair value estimates" including the probabilities associated with that. Also, tell us the discount rate that you utilized and explain in detail how you determined that discount rate.

Note 25 Commitments, page 105

8. Please revise to provide the disclosures required by paragraph 35 d. of IAS 17 regarding your operating leases.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director